Mail Stop 3561

February 1, 2008

Stephen L. Sadove
Chief Executive Officer
Saks Incorporated
750 Lakeshore Parkway
Birmingham, AL 35211

> **Re:** **Saks Incorporated**
> **Form 10-K for the fiscal year ended February 3, 2007**
> **Filed April 3, 2007**
> **DEF 14A filed on May 3, 2007**
> **File No. 1-13113**

Dear Mr. Sadove:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. Please describe in adequate detail your practices relating to working capital items and the practice within the retail industry. See Item 101(c)(iv) of Regulation S-K.

Item 1A. Risk Factors, page 6

2. We note that following the sale of the company's SDSG businesses, the company has become less diversified and is fully reliant on its luxury retail business. In light of the current economic conditions, the weak dollar and the likely slowdown

in luxury spending, consider adding a risk factor discussing the impact of the recent weakness in the luxury retail sector on your earnings and financial condition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

3. Please include an introduction or overview providing a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

- Include economic or industry-wide factors relevant to your business;

- Serve to inform readers about how you earn revenues and income and generate cash;

- Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through opening of new stores, your sales cycle and history of losses and the actions you are taking to address those opportunities, challenges and risks; and

- Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov. and Item 303 of Regulation S-K.

Financial Performance Summary, page 22

4. Please provide us with a reconciliation of the disclosure in the table on page 22 to your disclosure regarding impairment and disposition charges and store dispositions, integration and other charges in Notes 4 and 13 to your financial statements. Also, please disclose the amounts incurred during each year for each type of cost associated with each exit activity disclosed in Note 13 to your financial statements as required by paragraph 20 of SFAS 146.

Results of Operations, page 23

5. In your discussions of net sales where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales and the number of stores included in comparable store sales for each period. We believe such disclosure would allow investors to better analyze and understand the changes in net sales between periods.

Liquidity and Capital Resources, page 28

6. It appears that changes in working capital items from year to year have a significant effect on changes in cash flows from operating activities from continuing operations. Please provide a discussion of the factors driving the changes in working capital to enable a reader to analyze the changes. Refer to Item 303 of Regulation S-K.

Contractual Obligations, page 31

7. Please disclose and quantify other long-term liabilities reflected in your balance sheet that are excluded from the table. Refer to Item 303(a)(5) of Regulation S-K. Also, please confirm to us that other liabilities in excess of five percent of total liabilities are separately disclosed in the notes to your financial statements. Otherwise, revise the disclosure in your financial statements to comply with paragraph 24 of Rule 5-02 of Regulation S-X.

Item 11. Executive Compensation, page 15

How does the Company determine the amount of each element of pay?, page 18

8. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Identify the members of management with whom Frederic W. Cook & Co., Inc. works.

9. Please clarify the role of the Hay Group and the nature and scope of their assignment.

10. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive

officers. Mr. Sadove's and Mr. Martin's total compensation are substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

11. We note that your compensation committee determined that none of the named executive officers or the company's other executive officers earned any performance shares under the company's 2004-2005 Long-Term Incentive Program because the company did not meet the performance established for these awards. Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award annual bonuses absent attainment of the relevant performance goals or to reduce or increase the size of any bonus award. See Item 402(b)(2)(vi) of Regulation S-K.

Annual Cash Bonus, page 19

12. Your discussion regarding the bonuses and other incentives paid to named executive officers described in this section is difficult to understand because of your extensive reliance on acronyms to describe your subsidiaries, compensation plans and performance goals. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. You should also consider presenting tabular disclosure for complex information, such as the performance goals and the weighing of goals for your incentive plans.

13. Although you describe various operational goals such as operating profit and adjusted EBITDA and the weight that the compensation committee gives to attainment of such goals, you have not provided quantitative disclosure of such operational goals. Please disclose these goals for the prior years reported and, if known, for the upcoming year. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Competitive position of pay, page 22

14. Your disclosure indicates that your compensation committee benchmarked the compensation of your chief executive officer against a select group of retailers identified in this section. Please disclose at what percentage his compensation is weighted against these companies and discuss what elements of his compensation were benchmarked against these companies. See Item 402(b)(2)(xiv) of Regulation S-K.

<u>Employment Agreements, page 31</u>

15. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

<u>Potential Payments upon Termination or Change in Control, page 35</u>

16. Please consider including a total amount to present the full amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed.

<u>Certain Relationships and Related Transactions, page 41</u>

17. Please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary.

<u>Consolidated Financial Statements, page F-1</u>

<u>Consolidated Balance Sheets, page F-5</u>

18. Please confirm to us that accrued expenses in excess of five percent of total current liabilities are separately disclosed in the notes to your financial statements. Otherwise, revise your disclosure to comply with paragraph 20 of Rule 5-02 of Regulation S-X.

<u>Consolidated Statements of Cash Flows, page F-7</u>

19. We note that deferred income taxes included in adjustments to reconcile the loss from continuing operations to net cash provided by operating activities of continuing operations may not reflect the reclassification of deferred income taxes of discontinued operations. Please advise or revise.

<u>Notes to Consolidated Financial Statements, page F-8</u>

20. It appears that share data throughout the notes are stated in thousands. Please clarify your disclosure accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-9

Merchandise Inventories and Cost of Sales, page F-10

21. Given the sophistication of your management information systems as described on page 3, please explain to us why you use you the retail inventory method as opposed to the cost method to value your inventories. In your response, please address the limitations, if any, in your systems to track the cost of merchandise and related expenses. Please also describe to us in detail the approach and methods you use in applying the retail method and use of LIFO including:

- The approach used in applying LIFO, including the approach used to pricing LIFO increments in determining current year purchases and the basis of determining the price used to determine inventory increments;
- The approach and criteria used for grouping inventory into pools including your treatment and pricing of new inventory items;
- How you apply the rule of cost or market, whichever is lower;
- How you determine the cost to retail ratio;
- How you track inventory available for sale at cost and retail including treatment of purchase discounts and rebates;
- Your markup policies, including how you determine the cumulative markup and cost complement and treatment of markup cancellations and additional markups;
- How you treat markdowns and markdown cancellations, employee discounts and customer loyalty awards;
- How you determine and/or estimate shrinkage; and
- How you treat merchandise in transit.

22. Please disclose the amount of the LIFO reserve or replacement cost and the basis for its determination, the effects on income of LIFO inventory liquidations and the amount of the loss related to the application of the lower of costs or market rule for each year presented. Please refer to paragraph 6(c) of Rule 5-02 of Regulation S-X and Statement 7, Chapter 4 of ARB 43.

Derivatives, page F-13

23. Please tell us and disclose the significant terms of the convertible note hedge and written call options. Refer to the disclosure requirements of SFAS 129 and the consensus in paragraph 50 of EITF 00-19.

Stock-Based Compensation Plans, page F-13

24. We note that stock-based compensation expense included in net income, net of

related tax effects, reflected in the pro forma table differs from the amounts disclosed in the third paragraph. Please advise.

25. Please disclose the method you use to recognize compensation costs for stock-based awards with graded vesting.

Earnings Per Share, page F-15

26. Please explain to us the basis for your conclusion that you have overcome the presumption that the convertible notes will be settled in shares and thus exclude the effect the convertible notes from diluted earnings per share computations. Also explain to us the basis for your conclusion that the presumption of share settlement is not overcome with respect to the conversion spread. In that regard, we note the disclosure in Note 7 regarding your ability to settle the convertible notes with shares and/or cash and the disclosure in Note 3 to your interim financial statements included in Form 10-Q filed December 6, 2006 regarding the inclusion of potentially dilutive shares associated with the conversion spread in diluted earnings per share computations.

Pension Plans, page F-15

27. Since you disclose that pension expense is based on information provided by outside actuarial firms, please name and file the written consent of the actuarial firms to whom you refer. Alternatively, please remove the reference to the actuarial firms. If you do not believe consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 9 – Employee Benefit Plans, page F-27

28. We note the disclosure in your proxy statement filed May 3, 2007 regarding the deferred compensation plan. Please disclose the information required by paragraph 5 of SFAS 132(R) to the extent applicable.

Note 11 – Employee Stock Plans, page F-34

29. We note from the disclosure in your proxy statement filed May 3, 2007 that you have granted performance shares. Yet, it does not appear that you have separately disclosed the information specified in paragraphs A240(a)-(e) of SFAS 123(R) for those awards for which performance conditions must be met for the awards to become vested. Please advise or revise your disclosure accordingly. Also, please tell us how you recognize share-based compensation related to performance shares, and disclose your accounting policy.

Stephen L. Sadove
Saks Incorporated
February 1, 2008
Page 8

* * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Associate Chief Accountant, at (202) 551-3340 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director